Hongkong Electric Holdings Ltd
香港電燈集團有限公司

44 Kennedy Road, Hong Kong
Telephone: 2843 3111 Telex: HX 73071 Cables: Electric
Facsimile: 2537 1013, 2810 0506 Email: mail@hec.com.hk

Please address correspondence to
PO Box 915, GPO Hong Kong

8th April 2004

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

Press Announcement published in the newspapers on 8th April, 2004 regarding Notice of Annual General Meeting

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,

Lillian Wong
COMPANY SECRETARY

Enc.
LW/jh

dlw 4/19

香港電燈集團有限公司

Hongkong Electric Holdings Ltd.

(Incorporated in Hong Kong with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of the Company will be held in the Ballroom, 1st Floor, The Harbour Plaza, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Thursday, 13th May 2004 at 12:00 noon for the following purposes:

Ordinary Business

1. To receive and consider the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st December 2003.
2. To declare a final dividend.
3. To re-elect retiring Directors.
4. To appoint Auditors and authorise the Directors to fix their remuneration.

Special Business

5. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

"**THAT** the payment of remuneration by the Company to the members for the time being of the Audit Committee of the Board of Directors with effect from 1st January, 2004 in the sum of HK$50,000.00 per member per year be and is hereby approved."

6. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

"**THAT**:

(a) a general mandate be and is hereby unconditionally given to the Directors during the Relevant Period to issue and dispose of additional shares of the Company not exceeding twenty per cent of the existing issued share capital of the Company as at the date of passing this resolution; and

(b) for the purpose of this resolution:

"*Relevant Period*" *means the period from the* passing of this resolution until whichever is the earlier of:—

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

7. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

"**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to repurchase shares of HK$1.00 each in the issued capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the number of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed ten per cent of the number of shares of the Company in issue at the date of this resolution; and

(c) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:—

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

8. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

"THAT the general mandate granted to the Directors to allot, issue and deal with additional shares pursuant to Resolution 6 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of any share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution 7 set out in the notice convening this meeting, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the existing issued share capital of the Company as at the date of passing the relevant resolution."

9. To consider and, if thought fit, pass the following resolution as a Special Resolution:

"**THAT** the Articles of Association of the Company be altered by:

(a) adding the following definition in Article 2 immediately after the definition of "Summary financial report":—

"Associate" has the meaning assigned thereto in the Listing Rules.

(b) inserting in the first line of Article 85, immediately after the words "classes of shares," the words "and subject to any restrictions under the Listing Rules on the exercise by any member of his voting rights in respect of a particular resolution,";

(c) (i) inserting in the second line of Article 107(3) the words "or his associate" immediately after the word "he" where it first appears;

(ii) inserting in Article 107(3)(a), (c), (d), (f), (g) and (h) the words "or his associate" immediately after the word "Director";

(iii) inserting in Article 107(3)(a) the word "guarantee," immediately before the word "security" and inserting in the same Article the words "or his associate" immediately after the word "him" where it twice appears;

(iv) inserting in Article 107(3)(b) the words "or his associate" immediately after the word "himself";

(v) deleting in Article 107(3)(d) the word "with" and substituting therefor the words "in relation to or concerning", and inserting in the same Article the words "or executive" after the word "officer";

(vi) deleting the existing Article 107(3)(e) and substituting therefor the following:—

"(e) any contract or arrangement or proposal in relation to or concerning any other company in which the Director or any of his associates is interested only, directly or indirectly, as a holder of shares or other securities of that company or a beneficial interest therein, provided that such Director and any of his associates are not in aggregate beneficially interested in five per cent or more of any class of the issued shares or securities of such company (or of any third company through which the interest of the Director or his associates is derived) or of the voting rights attaching thereto."

(vii) inserting in Article 107(3)(g) the words "(or their associates)" after the words "to Directors";

(viii) inserting in Article 107(3)(h) the words "or his associates'" after the word "his";

(d) deleting in Article 110 the words "shall not, while he continues to hold that office be liable to retire by rotation, and he shall not be taken into account in determining the rotation in which the other Directors shall retire or the number to retire, but he";

(e) inserting at the beginning of Article 116 the words "Subject to the manner of retirement by rotation as from time to time prescribed by The Stock Exchange of Hong Kong Limited,";

(f) deleting the existing Article 120 and substituting therefor the following new Article:—

"120. No person, other than a retiring Director, shall, unless recommended by the Directors for election, be eligible for election to the office of Director at any General Meeting, unless he and the shareholder intending to propose him have each, during a period of seven days ending on the date seven days before the date appointed for the meeting, left at the office of the Company a notice in writing duly signed, signifying respectively his candidature for the office and the intention of such shareholder to propose him.";

(g) deleting the words "Special Resolution" in the first line of Article 122 and substituting therefor the words "Ordinary Resolution"; and

(h) deleting the existing Article 169 and substituting therefor the following new Article:

"169. Every Director, Manager or Officer of the Company or any person (whether an Officer of the Company or not) employed by the Company as Auditor may be indemnified out of the funds of the Company against all liability incurred by him as such Director, Manager, Officer or Auditor to the extent permitted pursuant to the Companies Ordinance. The Company may purchase insurance for any such person against liabilities incurred by him to the extent so permitted."."

By Order of the Board
Lillian Wong
Company Secretary

Hong Kong, 4th March 2004

Notes:

(1) At the Annual General Meeting, the Chairman of the Meeting will exercise his power under Article 80 of the Company's Articles of Association to put each of the above resolutions to the vote by way of a poll.

(2) A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies to attend and on a poll, vote for him. A proxy need not be a member. To be valid, all proxies must be deposited at the registered office of the Company, 44 Kennedy Road, Hong Kong, not later than 48 hours before the time for holding the Meeting.

(3) The register of members will be closed from Thursday, 6th May 2004 to Thursday, 13th May 2004, both days inclusive. To qualify for the dividend, all transfers accompanied by the relevant share certificates should be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Wednesday, 5th May 2004.

(4) Regarding Resolution 3 above, shareholders are advised that the Directors proposed to be re-elected at the Meeting are Mr. Francis Lee Lan-yee and Mr. Frank Sixt. For particulars of these two Directors required to be disclosed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), shareholders may refer to the circular mentioned in Note (7) below.

(5) *In Resolution 5 above, shareholders are asked to* remunerate the Directors who act as members of the Audit Committee. The Audit Committee now consists of three independent non-executive Directors and its functions include the review and supervision of the Group's financial reporting and internal control systems.

(6) With reference to Resolution 6 above, the Directors wish to state that they have no immediate plans to issue any new shares in the Company.

(7) With reference to Resolution 7 above, the Directors wish to state that they will exercise the powers conferred thereby to repurchase shares in circumstances which they deem appropriate for the benefit of the shareholders. The explanatory statement containing the information relating to the repurchase of shares, as required by the Listing Rules, will be despatched to the members together with the 2003 annual report.

(8) In Resolution 9 above, shareholders are asked to approve amendments to the Company's Articles of Association for compliance with the recent changes in the Companies Ordinance and the Listing Rules. The proposed amendments and their effects are also set out in the circular mentioned in Note (7) above.

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(在香港註冊成立之有限公司)

股東週年大會通告

茲定於二零零四年五月十三日星期四中午十二時假座香港九龍紅磡德豐街二十號海逸酒店一樓大禮堂舉行股東週年大會，討論下列事項：

作為普通事項

(一) 省覽本公司截至二零零三年十二月三十一日止年結及董事局與核數師報告書。

(二) 宣派末期股息。

(三) 重選退任董事。

(四) 聘任核數師及授權董事局議定其酬金。

作為特別事項

(五) 考慮及認為適當時，通過下列決議案為普通決議案：

「**動議**批准由二零零四年一月一日起，本公司向董事局之審計委員會之成員支付每名成員每年港幣五萬元之酬金。」

(六) 考慮及認為適當時，通過下列決議案為普通決議案：

「**動議**：

(甲) 無條件授權董事局在有關期間內發行及處置不超過本公司於本決議案通過日已發行股本額百分之二十之本公司新股份；及

(乙) 就本決議案而言：

「有關期間」乃指由本決議案通過之日直至下列三者中較早日期止之期間：

(i) 本公司下屆股東週年大會結束；

(ii) 依據法例規定本公司下屆股東週年大會須予召開之期限屆滿之日；及

(iii) 本決議案經由本公司股東於股東大會上通過普通決議案將之撤銷或修訂之日。」

(七) 考慮及認為適當時，通過下列決議案為普通決議案：

「**動議**：

(甲) 在下文(乙)段之規限下，一般性及無條件批准董事局在有關期間內，根據所有適用法例及不時修訂之香港聯合交易所有限公司證券上市規則之要求，行使本公司之一切權力以購回本公司已發行股本中每股面值港幣一元之股份；

(乙) 本公司按照上文(甲)段之批准可購回股份之數量不得超過本公司於本決議案通過之日已發行股份總數之百分之十；及

(丙) 就本決議案而言：

「有關期間」乃指由本決議案通過之日直至下列三者中較早日期止之期間：

(i) 本公司下屆股東週年大會結束；

(ii) 依據法例規定本公司下屆股東週年大會須予召開之期限屆滿之日；及

(iii) 本決議案經由本公司股東於股東大會上通過普通決議案將之撤銷或修訂之日。」

(八) 考慮及認為適當時，通過下列決議案為普通決議案：

「**動議**擴大董事局根據本屆大會通告所載之第六項決議案發行及處置新股之授權，在其上另加相當於本公司根據本屆大會通告所載之第七項普通決議案授權購回之本公司股本總面額之數額，但該數額不得超過本公司於有關決議案通過日已發行股本總面額之百分之十。」

(九) 考慮及認為適當時，通過下列決議案為特別決議案：

「**動議**本公司之組織章程細則修訂如下：

(甲) 於細則第2條中緊隨「財務摘要報告」之定義後加上以下定義：

「聯繫人士」具上市規則界定之涵義。

(乙) 於細則第85條首行緊隨「股份類別」之字眼後，加入「及受上市規則就由任何股東就某一特定決議案行使其投票權之規例所規限，」之字眼。

(丙) (i) 於細則第107(3)條第二行中緊隨首次出現「其」一字後加入「或其聯繫人士」之字眼；

(ii) 於細則第107(3)(a)、(c)、(d)、(f)、(g)及(h)條中緊隨「董事」之字眼後，加入「或其聯繫人士」之字眼；

(iii) 於細則第107(3)(a)條中，緊接「抵押」之字眼前加入「擔保」之字眼，並於同一細則中緊隨兩次出現「其」一字後加入「或其聯繫人士」之字眼；

(iv) 於細則第107(3)(b)條中緊隨「本人」之字眼後加入「或其聯繫人士」之字眼；

(v) 於細則第107(3)(d)條中刪除「與」一字並以「有關或涉及」之字眼取代，並於同一細則中緊隨「高級職員」之字眼後加入「或行政人員」之字眼；

(vi) 刪除現有細則第107(3)(e)條並由下文取代：

「(e) 有關或涉及董事或其任何聯繫人士以股份或其他證券持有人身分而直接或間接擁有或實益擁有權益之任何公司之任何合約或安排或建議，惟該董事或其任何聯繫人士須並無實益擁有該公司(或董事或其聯繫人士之權益乃透過任何第三公司取得)任何類別已發行股份或證券或隨附之投票權合共百分之五或以上權益。」；

(vii) 於細則第107(3)(g)條中緊隨「之董事」之字眼後加入「(或彼等之聯繫人士)」之字眼；

(viii) 於細則第107(3)(h)條中緊隨「其」一字後加入「或其聯繫人士」之字眼。

(丁) 於細則第110條中刪除「在繼續出任該職位的時候，不須輪值退任，而在釐定其他董事須輪值退任的事宜上或退任人數事宜上，其不會被計算在內。但」之字眼。

(戊) 於細則第116條之首加入「除非香港聯合交易所有限公司不時對輪值退任之事宜上另有規定，」之字眼。

(己) 刪除現有細則第120條並由下列新細則取代：

「120. 除非由董事推薦競選，否則除退任董事外，概無任何人士可於任何股東大會上獲選為董事，除非該名人士本身及其他股東建議推選其出任董事，並在不遲於大會舉行前七日止之七日期限內遞交簽署的書面通知予本公司，表明其願意參選及該等股東推薦建議之意向。」。

(庚) 刪除細則第122條首行「特別決議案」之字眼，並由「普通決議案」之字眼取代。

(辛) 刪除現有細則第169條並由下列新細則取代：

「169. 本公司之每名董事、經理或高級職員或任何獲本公司僱用為核數師之人士(不論是否本公司高級職員)均可能就其作為董事、經理、高級職員或核數師而招致之所有責任自本公司資金獲得彌償，惟須以根據公司條例所容許者為限。本公司可為任何該等人士就其招致之責任(以公司條例容許者為限)購買保險。」。」

承董事局命
公司秘書
黃莉華

香港，二零零四年三月四日

附註：

(一) 於股東週年大會舉行時，會議之主席將行使其在本公司章程細則第80條賦予之權力，將上文每項決議案以投票方式表決。

(二) 有權出席投票之股東，均有權委任不超過兩位代表出席，並於表決時代其投票。代表人不必為本公司股東。根據本公司組織章程，委派代表書須於股東大會舉行前四十八小時交達本公司註冊辦事處，地址為香港堅尼地道四十四號。

(三) 本公司將由二零零四年五月六日星期四至二零零四年五月十三日星期四(首尾兩日包括在內)暫停辦理股票過戶工作。凡擬獲派股息者，務須於二零零四年五月五日星期三下午四時前，將過戶文件連同有關股票送達股權登記處香港中央證券登記有限公司，地址為香港皇后大道東一百八十三號合和中心十九樓。

(四) 上文第三項議程所建議重選之董事為李蘭意先生及陸法蘭先生。有關根據香港聯合交易所有限公司證券上市規則(「上市規則」)而須披露該兩名董事之資料，股東可參閱下述附註(七)所述之函件。

(五) 上文第五項議程之決議案徵求股東批准支付酬金予擔任審計委員會成員之董事。審計委員會現由三名獨立非執行董事所組成，其職能包括檢討及監管公司的財務報告及內部監控制度。

(六) 就上述第六項議程之決議案，董事局表明現時並無計劃發行任何新股。

(七) 就上述第七項議程之決議案，董事局表明將於認為符合股東利益之情況下行使授權購回本公司股份。就上市規則之要求詳載建議購回股份之說明文件，將連同二零零三年度年報另函寄予各股東。

(八) 上文第九項議程之決議案徵求股東批准修訂本公司之章程細則以符合公司條例及上市規則近期之變動。建議之修訂及其效用將載於上述附註(七)所述之函件內。